Exhibit 99.2

Announcing Google’s Employee Option Exchange Program

Laszlo Bock, VP, People Operations

Today we announced our plans to do something more for the people who are responsible for Google’s success – our employees. Recognizing that about 85% of our employees have at least some stock options that are underwater (i.e., have an exercise price higher than the current market price of our common stock), we plan to offer our employees the opportunity to exchange those options. Our goal is to continue to reward our employees for their contributions and do everything we can to keep them engaged and focused on serving our users.

Here’s how the employee option exchange program would work:

•	This will be a one-for-one, voluntary exchange. Employees will be able to exchange part or all of an existing option grant for the same number of new options.

•	The offer period will begin on January 29, 2009 and end at 6:00 a.m. Pacific Time on March 3, 2009, unless Google is required or opts to extend the offer period.

•	Based on this expected timeline, employees will be able to exchange their underwater options for new options with a strike price equal to the closing price of our stock on March 2, 2009.

•	The new options will have a new vesting schedule that adds 12 months to the original vesting schedule. In addition, new options will vest no sooner than 6 months after the close of the offer period.

•

Generally, all Googlers with options are eligible to participate (Eric Schmidt, Sergey Brin, and Larry Page do not hold options) except where precluded by legal and tax issues in certain countries. We are working to address these issues and the final offer documentation will specify any countries in which we are not able to offer the program.

•	This option exchange program has been approved by our Board of Directors.

The number of Google shares subject to outstanding options will not change as a result of this employee-only option exchange. The total number of options expected to be exchanged in this program represents less than 3% of total shares currently outstanding.

We expect to take a modification charge estimated to be $460 million over the vesting periods of the new options. These vesting periods range from six months to approximately five years. This modification charge will be recorded as additional stock based compensation beginning in the first quarter of 2009. This estimate assumes an exchange price of approximately $300 per share and that all eligible underwater options will be exchanged under this program. As a result, this estimate is subject to change.

If you’re interested in learning more about this employee-only stock option exchange, we encourage you to read our related SEC filings when they become available.

The option exchange described in this post has not launched. When the option exchange begins, Google will provide employees with written materials explaining the terms and timing. Eligible optionholders should read these materials carefully when they become available because they will contain important information about the option exchange. When the offer period begins, Google will file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. You will be able to obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov. The $300 exchange price provided above is intended as an example only. We expect that the actual modification charge we take as a result of the option exchange will be determined based on the exercise price and number of options exchanged as well as the closing price of our stock on March 2, 2009, unless Google is required or opts to extend the offer period.